Jeremy D. Franklin Managing Director, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

April 16, 2024

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Life Funds Post-Effective Amendment No. 46 to Registration Statement on Form N-1A (File Nos. 333- 61759, 811- 08961)

Dear Ms. Vroman-Lee:

On behalf of the TIAA-CREF Life Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on March 22, 2024 regarding the Prospectus and Statement of Additional Information (“SAI”) for the series of the Registrant (the “Funds”) included in Post-Effective Amendment No. 46, which was filed on February 16, 2024 (the “initial filing”). Set forth below are our responses to your comments on the initial filing. Terms used but not defined herein have the definition included in the Prospectus.

1. For each Fund, why are the annual fund operating expenses blank? Please include these in a subsequent filing.

The annual fund operating expenses for each Fund were blank as they were not available at the time of the initial filing. They will be included in the Registrant’s filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “final filing”).

2. Pursuant to Instruction 5 of Item 3 of Form N-1A, please disclose the portfolio turnover rate for each Fund. As a reminder, any Fund with high portfolio turnover should disclose a risk.

The Registrant will include the portfolio turnover rate for each Fund in the final filing. To the extent a high portfolio turnover rate is part of the principal strategies of a Fund, the Fund will include risk disclosure regarding high portfolio turnover.

3. For the Nuveen Life Growth Equity Fund, the Fund’s principal strategies disclosure notes that it may invest up to 20% of its assets in foreign investments. If the foreign investments include emerging markets, please disclose in the principal strategies and risks. Global for all Funds with similar disclosure.

Ashley Vroman-Lee

April 16, 2024

The Registrant hereby confirms that, to the extent investing in emerging markets is a principal strategy of Fund, it is disclosed in such Fund’s principal strategies and risks.

4. We note that there is no performance information in the initial filing. Please include the performance information in the correspondence filing.

The performance information for each Fund is attached as Appendix A hereto.

5. For the Nuveen Life International Equity Fund, the Fund’s principal strategy disclosure notes that the Fund invests in all market capitalizations. Please include in the principal risks disclosure a risk related to small-cap investments.

The Registrant has revised the Fund’s principal strategies to clarify that the Fund “may invest in companies of all sizes” rather than “typically invests in companies of all sizes.” Because the Fund does not currently have any material exposure to small-cap investments, and does not currently anticipate material future investments in small-cap investments, the Registrant respectfully declines to add small-cap investments risk disclosure.

6. For the Nuveen Life Real Estate Securities Select Fund, the Fund’s principal risks include risks related to investments in mid-cap and small-cap securities. Please tie this risk disclosure back to the principal strategies.

The Fund’s principal strategies do not focus on market capitalization, and therefore the market capitalization of the Fund may vary over time. Therefore, the Registrant respectfully believes that the Fund’s current principal strategies disclosure is appropriate. However, based on the Fund’s current holdings, risk disclosure regarding investments in large-cap securities will be added in the final filing.

7. With respect to the Nuveen Life Large Cap Responsible Equity Fund, the Fund should disclose where appropriate in its principal strategies how it will approach relevant environmental, social and governance (“ESG”) proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

The Fund does not believe such disclosure is required. The Fund will vote proxies in accordance with its investment adviser’s proxy voting policies, which are included as Appendix A to the Fund’s SAI.

8. For the Nuveen Life Core Bond Fund, please disclose a risk for relative value trading in its principal risks, given the reference to the Fund’s use of relative value trading in the Fund’s principal investment strategies.

As disclosed in the Fund’s principal investment strategies, the use of relative value trading may increase the Fund’s portfolio turnover rate. The Fund currently discloses the following principal risk related to portfolio turnover:

Portfolio Turnover Risk—Depending on market and other conditions, the Fund may experience high portfolio turnover, which may result in greater transactional expenses, such as brokerage commissions, bid-ask

Ashley Vroman-Lee

April 16, 2024

spreads, or dealer mark-ups, and capital gains (which could increase taxes and, consequently, reduce returns).

In addition, the Fund’s principal investment strategies describe the active nature of the relative value strategy. The Fund’s principal risk disclosure includes the following principal risk regarding active management:

Active Management Risk—The risk that Advisors’ strategy, investment selection or trading execution may cause the Fund to underperform relative to the benchmark index or mutual funds with similar investment objectives and may not produce expected returns.

The Registrant therefore respectfully submits that the Fund’s current disclosure includes the principal risks of relative value trading, and no additional risk disclosure is necessary.

9. We note that the Funds’ financial highlights are not included. Please include in a subsequent filing.

The Funds’ financial highlights will be included in the final filing.

10. In the “Additional information regarding portfolio managers” section of the SAI, there is a mention of chart, but it is not included. Similarly, in the “Brokerage allocation” section of the SAI, there is a mention of chart for aggregate brokerage commissions, but it is not included. Please include in a subsequent filing.

These charts will be included in the final filing.

11. With respect to the disclosure regarding brokerage commissions paid, it appears that only fiscal year 2023 information is disclosed. This should also be provided for the 2022 and 2021 fiscal years.

The Registrant respectfully notes that the information in the “Brokerage allocation” section of the SAI that is provided for 2023 only is the disclosure regarding Funds that acquired securities of their regular broker-dealers based on commissions paid in 2023. Pursuant to Item 21(e) of Form N-1A, that information is required for the most recent fiscal year only. With respect to aggregate brokerage commissions paid by the Funds, that information will be provided for the 2021-2023 fiscal years in the final filing.

* * * *

Ashley Vroman-Lee

April 16, 2024

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin
Jeremy D. Franklin

cc:	Rachael Zufall Managing Director, Associate General Counsel

Ashley Vroman-Lee

April 16, 2024

Appendix A

Nuveen Life Growth Equity Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Growth Equity Fund

Best quarter: 27.98%, for the quarter ended June 30, 2020. Worst quarter: -23.04%, for the quarter ended June 30, 2022.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Growth Equity Fund	4/3/2000	46.42%	16.51%	13.29%
Russell 1000® Growth Index (reflects no deductions for fees, expenses or taxes)		42.68%	19.50%	14.86%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Core Equity Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Core Equity Fund

Best quarter: 22.21%, for the quarter ended June 30, 2020. Worst quarter: -21.52%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Core Equity Fund	4/3/2000	32.93%	15.18%	11.25%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)		26.29%	15.69%	12.03%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life International Equity Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life International Equity Fund

Best quarter: 20.66%, for the quarter ended June 30, 2020. Worst quarter: -24.88%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life International Equity Fund	4/3/2000	16.41%	8.82%	3.63%
MSCI EAFE® Index (reflects reinvested dividends net of withholding taxes but reflects no deductions for fees, expenses or other taxes)		18.24%	8.16%	4.28%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Large Cap Value Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Large Cap Value Fund

Best quarter: 17.47%, for the quarter ended December 31, 2020. Worst quarter: -26.21%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Large Cap Value Fund	10/28/2002	14.30%	12.51%	7.89%
Russell 1000® Value Index (reflects no deductions for fees, expenses or taxes)		11.46%	10.91%	8.40%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Real Estate Securities Select Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Real Estate Securities Select Fund

Best quarter: 17.38%, for the quarter ended March 31, 2019. Worst quarter: -19.81%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Real Estate Securities Select Fund	10/28/2002	12.01%	8.21%	8.32%
FTSE Nareit All Equity REITs Index (reflects no deductions for fees, expenses or taxes)		11.36%	7.59%	7.95%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Small Cap Equity Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Small Cap Equity Fund

Best quarter: 32.12%, for the quarter ended December 31, 2020. Worst quarter: -33.82%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Small Cap Equity Fund	10/28/2002	18.65%	11.75%	8.46%
Russell 2000® Index (reflects no deductions for fees, expenses or taxes)		16.93%	9.97%	7.16%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Large Cap Responsible Equity Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Large Cap Responsible Equity Fund

Best quarter: 22.28%, for the quarter ended June 30, 2020. Worst quarter: -20.42%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Large Cap Responsible Equity Fund	4/3/2000	22.41%	15.00%	10.90%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)		26.29%	15.69%	12.03%

Russell 3000® Index (reflects no deductions for fees, expenses or taxes)		25.96%	15.16%	11.48%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Previously, the Fund compared its performance to the Russell 3000 Index, instead of the S&P 500 Index shown in the chart above. The returns of the S&P 500 Index are more appropriate for comparison purposes due to a change in the Fund’s investment strategies to attempt to achieve the return of the U.S. stock market as represented by the S&P 500 Index, while taking into consideration certain ESG criteria, which include criteria related to carbon emissions and fuel reserves.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Stock Index Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Stock Index Fund

Best quarter: 21.91%, for the quarter ended June 30, 2020. Worst quarter: -20.84%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Stock Index Fund	1/4/1999	25.91%	15.09%	11.41%
Russell 3000® Index (reflects no deductions for fees, expenses or taxes)		25.96%	15.16%	11.48%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Core Bond Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Core Bond Fund

Best quarter: 6.52%, for the quarter ended December 31, 2023. Worst quarter: -5.97%, for the quarter ended March 31, 2022.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Core Bond Fund	7/8/2003	6.27%	1.52%	2.15%
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)		5.53%	1.10%	1.81%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts. For the Fund’s most current 30-day yield, please call the Fund at 800 842-2252.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Balanced Fund

ANNUAL TOTAL RETURNS (%)

Nuveen Life Balanced Fund

Best quarter: 13.40%, for the quarter ended June 30, 2020. Worst quarter: -11.89%, for the quarter ended March 31, 2020.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Since inception
Nuveen Life Balanced Fund	1/31/2014	15.77%	7.53%	6.01%
Morningstar Moderately Conservative Target Risk Index (reflects no deductions for fees, expenses or taxes)		10.89%	5.55%	4.60	%†
Balanced Fund Composite Index‡ (reflects no deductions for fees, expenses or taxes)		14.73%	7.63%	6.28	%†

Current performance of the Fund’s shares may be higher or lower than that shown above.

†	Performance is calculated from the inception date of the Fund.
‡	As of the close of business on December 31, 2023, the Nuveen Life Balanced Fund Composite Index consisted of: 50.0% Bloomberg U.S. Aggregate Bond Index; 40.0% Russell 3000® Index; and 10.0% MSCI EAFE® Index. The Fund’s composite index, the components that make up a composite index and the method of calculating a composite index’s performance may vary over time.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts.

Ashley Vroman-Lee

April 16, 2024

Nuveen Life Money Market Fund

Annual Total Returns (%)

Nuveen Life Money Market Fund

Best quarter: 1.33%, for the quarter ended December 31, 2023. Worst quarter: 0.00%, for the quarter ended March 31, 2014.

AVERAGE ANNUAL TOTAL RETURNS

For the Periods Ended December 31, 2023

	Inception date	One year	Five years	Ten years
Nuveen Life Money Market Fund	7/8/2003	5.02%	1.78%	1.16%
iMoneyNet Money Fund Averages™—All Government (reflect no deduction for fees, expense or taxes)		4.76%	1.62%	1.01%

Current performance of the Fund’s shares may be higher or lower than that shown above.

After-tax returns have not been shown because they are not relevant since Fund shares currently are held only through insurance company separate accounts. For the Fund’s most current 7-day yield, please call the Fund at 800 842-2252.